SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: July 2, 2008

ALTAI ANNOUNCES CHANGES IN BOARD

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") is pleased to announce that at the 2008 Annual Meeting of the Shareholders held on June 24th in Toronto, the following directors were re-elected and elected: Dr. Niyazi Kacira, as President and Director, along with Dr. K. Sethu Raman, Rejean Paul P.Eng., Dr. Didier Pomerleau as Directors, and Maria Au MBA, CGA as Secretary-Treasurer and Director.

Altai announced its plans for the Sulphur, Gold and Nickel/Cobalt deposits held by Altai Philippines Mining Corporation in the Philippines with the intention of advancing the projects towards production. The information is available on our web site.

Altai Resources Inc. has moved to 2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, M2J 5A9. Both telephone and fax numbers remain unchanged.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

SUPPL

For further information, please contact
Niyazi Kacira, President or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

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